United States securities and exchange commission logo





                            February 8, 2021

       Rhett Doolittle
       Chairman and Chief Executive Officer
       Business Warrior Corp
       455 E Pebble Rd
       Las Vegas, NV 89123

                                                        Re: Business Warrior
Corp
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            File No. 024-11368
                                                            Filed January 26,
2021

       Dear Mr. Doolittle:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 11, 2020 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Business Warrior's business model estimates a three (3) month break even scenario, page 55

   1. We note your response to prior comment 5 and we reissue it in part. Please disclose your current conversion rate
of new leads to paid subscribers and the number of paying
                                                        subscribers currently.
 Rhett Doolittle
Business Warrior Corp
February 8, 2021
Page 2
Executive Compensation, page 58

2. We note your response to prior comment 6 regarding your obligations to pay your executive officers. Please clarify the amounts paid to each of your executive officers in
      2020 and the total aggregate annual compensation paid to your directors as a group in
      2020.
Signatures, page 71

3. We note your response to prior comment 8 and we reissue it in part. Please identify your principal financial officer and have a majority of the members of your board of directors or governing body sign the offering statement.
       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
Attorney-Advisor at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameRhett Doolittle
                                                            Division of
Corporation Finance
Comapany NameBusiness Warrior Corp
                                                            Office of
Technology
February 8, 2021 Page 2
cc:       Jonathan D. Leinwand
FirstName LastName